UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Executive Officer

Tokyo, January 4, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) today announced the changes of executive officers as follows:

1. Appointment of executive officers (as of January 1, 2006)

Name	New Position	Current Position
Masaaki Tanaka	Executive Officer, Co-General Manager of the Corporate Planning Division	Non-Board Member Director, General Manager of the Corporate Banking Division No.3, Corporate Banking Group, Bank of Tokyo-Mitsubishi

Ogasawara Takeshi	Executive Officer, Co-General Manager of the Corporate Risk Management Division	Director and Executive Officer, General Manager of the Compliance Department, Risk Management Department and Credit Policy & Planning Department, UFJ Bank Limited

2. Retiring (as of December 31, 2005)

Name	New Position*	Current Position
Ichiro Hamakawa	Executive Officer, Co-General Manager of the Business & Systems Integration Division and the Corporate Planning Division, Bank of Tokyo-Mitsubishi UFJ	Executive Officer, Co-General Manager of the Corporate Planning Division

*	As of January 1, 2006

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651